Exhibit 3

DECLARATION

I, CRISTIANE DO AMARAL MENDONÇA, brazilian, single, accountant, bearer of identity card No. 12160820-2, issue by IFP/RJ, with taxpayer identification number (CPF/MF) 088.727.147-29, with address at Godofredo Silva street, 64, Vila Kosmo, Rio de Janeiro/RJ, pursuant to art. 2 of CVM (Brazilian Securities Commission) Instruction 367/02, declare under the penalties of the law that, if I am elected to the position of Alternate Member of the Fiscal Council of OI S.A., I will be able to sign the Term of Investiture concerning such that rule, attesting that: (i) I am not hindered by a special law, or convicted for bankruptcy, malfeasance, bribery, concussion, embezzlement, crime against the popular economy, public faith or property, or criminal penalty prohibiting, even temporarily, access to public positions, as provided for in paragraph 1 of article 147 of Law no. 6,404 / 76; (ii) I am not condemned to the suspension or temporary disqualification penalty applied by the CVM (Brazilian Securities Commission), which makes me ineligible for management positions in a publicly-held company, as established in paragraph 2 of article 147 of Law no. 6,404 / 76; (iii) to the best of my knowledge, I comply with the requirement of unblemished reputation established by paragraph 3 of article 147 of Law No. 6,404 / 76; and (iv) I do not occupy a position in a company that can be considered a competitor of the company, and I do not have, nor do I represent conflicting interest with that of the company, in the form of items I and II of paragraph 3 of art. 147 of Law No. 6,404/76.

I declare, finally, under the penalties of the law, in accordance with art. 10 of ICVM 481/09 (with wording given by ICVM No. 561/15) and according to items 12.9 and 12.10 of the Reference Form in Annex 24 of ICMV 552/14, to have no marital relationship, common law marriage or kinship up to the 2nd degree with administrators of OI S.A, its subsidiaries and their controlling shareholders, as well as not having a relationship of subordination, provision of services or control, in the last three fiscal years, with a controlled company, indirect or direct controller, supplier, customer, debtor or creditor of OI S.A.

Rio de Janeiro, February 24, 2021

Cristiane do Amaral Mendonça

CPF 088.727.147-29